

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2024

Michael Feehan
Chief Financial Officer
Ecovyst Inc.
300 Lindenwood Drive
Malvern, PA 19355

      Re: Ecovyst Inc.
         Form 10-K filed February 28, 2023
         Response dated November 30, 2023
         File No. 001-38221

Dear Michael Feehan:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                         Sincerely,

                                         Division of Corporation Finance
                                         Office of Industrial Applications and Services